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                             November 17, 2021

       Harry N. Vafias
       Chief Executive Officer
       Imperial Petroleum Inc./Marshall Islands
       331 Kifissias Avenue
       Erithrea 14561 Athens, Greece

                                                        Re: Imperial Petroleum
Inc./Marshall Islands
                                                            Registration
Statement on Form F-1
                                                            Filed November 5,
2021
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 12,
2021

       Dear Mr. Vafias:

             We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, as amended on November 12, 2021

       Prospectus Summary
       Management of our Fleet, page 9

   1. We note that your disclosure on page 9 and elsewhere in your filing regarding the term of the management
agreement does not appear to be consistent with the term and termination provisions in the
management agreement filed as Exhibit 10.1. Please revise to address this inconsistency, and
to disclose the term and termination provisions set forth in the management agreement.
   2. Similarly, we note your disclosure on page 69 and elsewhere in your filing that pursuant to your management
agreement, you will initially reimburse Stealth Maritime for its
 Harry N. Vafias
Imperial Petroleum Inc./Marshall Islands
November 17, 2021
Page 2
      payment of the compensation of your executive officers for the first 12 months following the spin- off and then your Board will agree upon any further management compensation.
      However, such terms do not appear to be set forth in the management agreement. Please revise or advise.
3.    Please revise your prospectus to describe the registrant   s obligations
under the
      management agreement to indemnify and hold harmless Stealth Maritime and its employees, agents and sub-contractors. We note the related provision in
Section 20(c) of
      the management agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry N. Vafias
                                                      Division of Corporation
Finance
Comapany NameImperial Petroleum Inc./Marshall Islands
                                                      Office of Energy &
Transportation
November 17, 2021 Page 2
cc:       Finn Murphy, Esq.
FirstName LastName